
September 25, 2012

Via Facsimile
Mr. Tracy W. Krohn
Chief Executive Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046-0908

> **Re:** **W&T Offshore, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-32414**

Dear Mr. Krohn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 1

Changes in Proved Reserves, page 38

1. Either here or under "Development of Proved Undeveloped Reserves," please address material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. It is not clear to us whether the discussion under "Development of Proved Undeveloped Reserves" fully explains the increase in your PUDs. Also disclose how much you spent during the year to convert proved undeveloped reserves, including the 15.7 MMBoe in proved undeveloped reserves that you had at the end of 2010, to proved developed reserves. See Item 1203 of Regulation S-K.

Financial Statements, page 70

Note 5 – Asset Retirement Obligations, page 87

2.   We note your disclosure explaining that in 2008 your properties were damaged and operations were disrupted from Hurricanes Ike and Gustav. You also indicate that you paid $62.9 million during 2010 to plug and abandon wells and facilities damaged by these storms. Tell us why it was also necessary for you to increase your asset retirement obligation by $42.0 million in 2010 for this event. Please identify the particular assets to which this revision relates, the specific costs this adjustment is intended to cover, and the reasons you have previously been unable to estimate your asset retirement obligation with greater precision.

Note 11 – Share-Based and Cash-Based Incentive Compensation, page 95

3.   Please comply with the disclosure requirements set forth in FASB ASC 718-10-50-2(f) with respect to your share based compensation arrangements.

Note 19 – Contingencies, page 103

4.   We note your disclosure explaining that the outcome of a federal grand jury investigation could have a material adverse effect on the company, although you are unable to estimate your "potential exposure" in this matter. In addition, you indicate you are unable to estimate your "potential exposure" in a lawsuit filed by land owners who allege that their property was damaged as a result of your oil and gas exploration and production activities.

Although you disclose that you are unable to estimate your exposure to loss, you also disclose that you have recorded a liability of $2 million and $10.4 million as of December 31, 2011 and June 30, 2012, for loss contingencies which include these events. Please modify your disclosures to clarify the extent to which you have been able to estimate your exposure to loss, and to specify the amounts or ranges of reasonably possible loss associated with these contingencies.

Please ensure that your accounting and disclosures are consistent in describing your ability to estimate and that you utilize the terminology prescribed in FASB ASC 450-20 to describe your exposure to loss. Any narratives about potential loss should be modified as necessary to indicate the extent to which you regard your exposure to loss as remote, reasonably possible, or probable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwalll

H. Roger Schwall
Assistant Director